Exhibit 99.5

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D/A is filed on behalf of each of the undersigned in the capacities set forth below.  The undersigned acknowledge that each shall be responsible for the timely filing of this Schedule 13D/A and any additional amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate.  This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated as of January 15, 2009

TRT Holdings, Inc.

By:	/s/ Terrell T Philen, Jr.
Name:	Terrell T Philen, Jr.
Title:	Senior Vice President, Chief Financial
Officer and Treasurer

By:	/s/ Robert B. Rowling
Name:	Robert B. Rowling